

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2018

Paul Todd
Senior Executive Vice President and CFO
Total System Services, Inc.
One TSYS Way
Post Office Box 1755
Columbus, GA 31902

> **Re: Total System Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 8, 2018**
> **File No. 001-10254**

Dear Mr. Todd:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Part I. Financial Information
Item 1. Financial Statements
Notes to Unaudited Consolidated Financial Statements
Note 2 - Revenue from Contracts with Customers, page 11

1. You disclose on page 13 that customer licensing arrangements include the term license, implementation services, and annual support inclusive of unspecified upgrades and enhancements, and that these promises represent one combined performance obligation because they are not distinct in the context of the contract. Please tell us how you made

this determination and considered the guidance in ASC 606-10-25-21. Also, tell us how material these arrangements are for each period presented and expand your disclosures to further explain your policy for these arrangements, to the extent they are material.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Melissa Kindelan, Staff Accountant at (202) 551-3564 with any questions. Please contact Craig D. Wilson, Senior Assistant Chief Accountant at (202) 551-3226 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services